March 9, 2006

VIA EDGAR AND FACSIMILE

Mr. Kevin Vaughn
Reviewing Accountant
Mail Stop 6010
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street NE
Washington DC 20549

RE:	Plexus Corp. Commission File No. 000-14824
Dear Mr. Vaughn:
     This is in response to your letter dated February 23, 2006 addressed to me as Plexus Corp.’s chief financial officer, in which you commented on certain of Plexus Corp.’s prior filings with the SEC. My responses, which follow, correspond to the numbered paragraphs in your letter, which is enclosed with the facsimile copy for your convenient reference.

Comment
No.	Plexus Corp.’s Responses
1	We will comply with this comment to present separately the impairment of goodwill on the consolidated statement of operations in future filings.

2	We believe that the classification of our investments with contractual maturities of greater than one year as current assets is correct based on the guidance provided in Chapter 3A of Accounting Research Bulletin (ARB) No. 43. These investments are in Auction Rate Securities (ARS), which have a long-term nominal maturity but whose interest rates are reset through a modified “Dutch Auction” process every 28 days; principal and interest amounts of these instruments may be repaid every 28 days. ARS are priced and traded as short-term investments because of the repricing mechanism. We reassess our operational cash flow needs at the end of each 28-day period and either close out our investment in order to fund our operational requirements or reinvest in another 28-day maturity of a similar ARS. Reinvestments in any particular security have been for periods of less than twelve months. Accordingly, we believe that the operating cycle is consummated within a time period of less than a year and, therefore, have classified these investments as short-term in nature.

3	We will comply with this comment to discontinue the use of the term “pro-forma” to refer to non-GAAP financial information in future filings.

Mr. Kevin Vaughn
March 9, 2006

*          *          *
     On behalf of the management of Plexus Corp., and as requested in your letter, we acknowledge that:
•	Plexus Corp.’s management is responsible for the adequacy and accuracy of the disclosure in its filings;
•	staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	Plexus Corp. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We trust that you will find this letter responsive to your comments. Please feel free to contact me at (920) 751-5531, or Kenneth V. Hallett of Quarles & Brady LLP, our outside counsel, at (414) 277-5345, if you have any questions or need further information.

Very truly yours, PLEXUS CORP.
By:	/s/ F. Gordon Bitter
F. Gordon Bitter
Senior Vice President and Chief Financial Officer

cc:	Joseph D. Kaufman, Esq. Kenneth V. Hallett, Esq.
Enclosure